

May 22, 2014

Via E-mail
Douglas F. Bauer
Chief Executive Officer
Tri Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, CA 92612

> **Re:** **Tri Pointe Homes, Inc.**
> **Preliminary Proxy Statement on Schedule PRE14A**
> **Filed January 9, 2014**
> **File No. 001-35796**

Dear Bauer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
    Michael Flynn, Esq.
    Brian J. Lane, Esq.
    Keith P. Bishop, Esq.